     Filed by Novartis AG
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 001-31269
Subject Company: Alcon Inc.

The following press release was made available on the Novartis website on January 4, 2009.

Novartis to acquire majority control of Alcon, a global leader in eye care, and proposes merger for full ownership

o Novartis strengthens its presence in growing eye care sector with Alcon

o Novartis and Alcon have highly complementary product portfolios covering more than 70% of global vision care sector: pharmaceuticals, surgical products, contact lenses and OTC brands

o Eye care offers dynamic growth opportunities underpinned by high unmet needs of an aging population

o Alcon to become a 77% majority-owned Novartis subsidiary upon completion of the April 2008 agreement with Nestlé

o After purchasing a 25% stake in April 2008 for USD 143 per share, Novartis exercises its call option to buy additional 52% stake from Nestlé for USD 180 per share1, or USD 28.1 billion

o Total cost for 77% majority stake of USD 38.5 billion, or USD 168 per share

o Proposal for subsequent all-share direct merger of Alcon into Novartis to avoid uncertainty and speculation on Alcon’s future in interest of all stakeholders

o Fixed exchange ratio proposal of 2.80 Novartis shares for each remaining Alcon share, a 12% premium to unaffected Alcon share price of USD 137

o Merger proposal subject to closing of Nestlé transaction, implied cost for 23% minority stake of USD 11.2 billion, or USD 153 per Alcon share

o After merger, new Novartis eye care division to include Alcon, CIBA Vision and selected ophthalmic medicines

Basel, January 4, 2010 — Novartis intends to gain full ownership of Alcon Inc. (NYSE: ACL) by first completing the April 2008 agreement with Nestlé S.A. to acquire a 77% majority stake in a global leader in eye care and subsequently entering into an all-share direct merger with Alcon for the remaining 23% minority stake.

1 Under terms of April 2008 agreement with Nestlé, the call option exercise price is USD 181 per share for approx. 152 million shares and USD 143.18 for approx. 4 million shares, resulting in an average price of USD 180 per share for the approx. 156 million shares comprising the 52% Alcon stake.

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Novartis believes this merger, which will be implemented under the Swiss Merger Act, is in the interest of all stakeholders and will provide the needed clarity on Alcon's future.

Alcon will strengthen the Group's portfolio focused on healthcare and provide greater access to the fast-growing global eye care sector, which is driven by an aging population, innovation and emerging markets.

“The addition of Alcon will strategically strengthen our healthcare portfolio and our position in eye care, a sector with dynamic growth due to the increasing patient needs of an aging population,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “This is the right time to simplify Alcon’s ownership to eliminate uncertainties for employees and shareholders. It will also allow us to strengthen innovation power by combining R&D efforts and grow our global market presence thanks to our complementary product portfolios.”

Alcon and Novartis have complementary eye care businesses
Alcon and Novartis have attractive global activities in eye care, each offering their own competitive positions in highly complementary segments that together cover more than 70% of the global vision care sector. Aligning these strengths can result in offering even more compelling products that make a difference for patients around the world.

Alcon, which is incorporated in Switzerland and has US operations based in Fort Worth, Texas, has developed leading positions in its three business sectors through a consistent focus on eye care since its creation in 1945:

Surgical (2008 sales: USD 2.9 billion)
Alcon is the global leader in cataract and vitreoretinal surgery, offering a portfolio of medical devices and ophthalmic surgery products. In 2008, more than 60% of micro-incision cataract surgeries – where the eye’s lens is broken up, removed and replaced by an artificial intraocular lens (IOLs) – were performed with Alcon equipment. Alcon is also the global leader in IOLs based on the AcrySof® family, which exceeded USD 1 billion of sales in 2008.

Pharmaceuticals (2008 sales: USD 2.6 billion)
Alcon has a portfolio of specialty medicines for various eye diseases, including glaucoma and conditions in the front of the eye such as infections and allergies. Strong growth has come from new product introductions and global expansion, particularly in Japan, where three new medicines have been launched since 2006.

Consumer (2008 sales: USD 0.8 billion)
Alcon provides a portfolio of contact lens care products, OTC (over-the-counter) dry eye drops and ocular vitamins, with emerging markets a key growth driver.

Novartis has long-standing activities in contact lenses, a sector in which Alcon is not active, and a complementary ophthalmic pharmaceuticals portfolio:

CIBA Vision (2008 net sales: USD 1.7 billion)
A global leader that generated 85% of its 2008 annual sales from contact lenses, CIBA Vision has been growing in 2009 thanks to new product launches in the Air Optix family of monthly silicone hydrogel lenses and the Dailies range of disposable lenses. CIBA Vision also offers a range of lens care products.

Selected ophthalmic pharmaceuticals (2008 net sales: USD 0.5 billion)
Novartis provides a range of complementary medicines used to treat a number of eye diseases not addressed by Alcon’s portfolio. In addition to its product portfolio, Novartis has an extensive R&D pipeline with projects targeting novel ways to treat various forms of eye-related diseases. Lucentis (2008 net sales: USD 0.9 billion), a therapy for “wet” age-related macular degeneration that is a leading cause of blindness in people over age 55, will not be transferred to the new eye care division, but instead co-promoted, an approach that has already proven to be effective in Japan.

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Following successful completion of the merger, Alcon would be established as a new Novartis division that incorporates these highly complementary assets. This new eye care division will have enhanced opportunities to accelerate expansion in high-growth regions, generate greater value from combined product portfolios and capitalize on strengthened R&D capabilities.

Alcon majority ownership transfer from Nestlé
Novartis and Nestlé entered into an agreement in April 2008 for the smooth transition of Nestlé’s 77% majority stake in Alcon to Novartis.

In 2008, Novartis acquired a 25% stake in Alcon for USD 10.4 billion, or USD 143 per share, financed from internal cash reserves and external short-term financing.

On January 4, 2010, Novartis and Nestlé initiated completion of the 2008 agreement, whereby Novartis is exercising its call option to acquire Nestlé’s remaining 52% Alcon stake for USD 28.1 billion, or USD 180 per share. This acquisition, which is subject to required regulatory approvals, is expected to be completed in the second half of 2010. This purchase will be funded from available liquidity and external debt financing.

Together, these transactions are estimated to cost approximately USD 38.5 billion, and at an average cost of USD 168 per share, which reflects a 17% premium over USD 143.18, which was agreed by Novartis and Nestlé to be Alcon’s market price in April 2008.

With a 77% Alcon majority stake, Novartis believes approximately USD 200 million of annual pre-tax cost synergies could be generated within three years after closing through shared service agreements, collaborations, joint ventures and other business arrangements.

Merger proposal offers benefits to all stakeholders
The Novartis Board of Directors believes it is in the best interest of all stakeholders – the shareholders of Alcon and Novartis, their employees and the patients who benefit from their products – to simplify Alcon’s ownership structure by making a proposal to acquire the remaining 23% held by minority shareholders.

Alcon will be an important contributor to Novartis, with its associates constituting the major part of a new eye care division that will benefit from access to the Group’s global operations, expertise and resources. Attaining 100% ownership will also avoid speculation about the minority stake and enable the companies to move faster to achieve the full potential of the combined businesses.

To attain full ownership, a direct merger of Alcon into Novartis AG is proposed under the Swiss Merger Act. Novartis offers a fixed exchange ratio of 2.80 Novartis shares for each remaining Alcon share. Alcon’s shareholders will have the choice of receiving Novartis American Depositary Shares (ADSs) as merger consideration.

Based on the Novartis closing share price of CHF 56.50 on December 30, 2009 (the last trading day before this announcement) and an exchange rate of CHF 1.04 = USD 1.00, this proposal represents an implied price of USD 153 per Alcon share and a 12% premium to Alcon’s unaffected publicly-traded share price.

In arriving at this proposal, Novartis considered a number of factors, including: assessment of the fundamental value of Alcon; the unaffected Alcon share price as adjusted for speculation regarding the intentions of Novartis; the total per-share price of acquiring Nestlé’s 77% majority stake and the governance rights afforded under Swiss law; lower earnings expectations for Alcon since April 2008; incremental cost synergies provided by the merger; appropriately comparable premiums typically applied to unaffected share prices for acquiring a minority stake; and the economic interests of Novartis shareholders.

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Completion of the merger is expected to provide additional annual pre-tax cost synergies of approximately USD 100 million within three years after closing, driven mainly by elimination of public company expenses and consolidation of duplicate functions and processes. The strong growth outlook in eye care is anticipated to compensate for integration-related workforce reductions, which would be implemented in a socially responsible manner.

The merger will be conditional on the closing of the 52% stake acquisition from Nestlé and would require approval by the Boards of Directors of Novartis and Alcon. The merger would also require two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings. This proposal does not include a due diligence condition. Under Swiss law, Novartis has the right to vote its Alcon stake in favor of the proposed merger.

Financial impact of proposed transactions to Novartis
Costs for full acquisition of Alcon, including the initial 25% stake purchased in mid-2008, are estimated at USD 49.7 billion.

The transaction to acquire Nestlé’s remaining 52% majority stake for USD 28.1 billion is planned to be funded with available cash resources and up to USD 16 billion of external short- and long-term debt funding.

For the merger, Novartis will ask its shareholders to approve the issuance of 98 million new shares, which together with 107 million shares already held in treasury will be used to finance the acquisition of the Alcon minority shares at an implied cost of USD 11.2 billion. As of November 30, 2009, Novartis had 2,285 million fully diluted shares outstanding.

The Board of Directors has decided to use equity as a consideration to Alcon’s minority shareholders to enable Novartis to maintain its strong credit rating, preserving its firm financial foundation and providing flexibility for future growth.

In the first year after closing, these transactions to increase the Group’s stake in Alcon from 25% to 100% are expected to be approximately 9% dilutive to fully diluted earnings per share, but approximately 1% accretive to core2 earnings per share.

The transactions are not expected to have an effect on the Group’s credit ratings. Moody’s rates the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s has a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch has a long-term rating of AA and a short-term rating of F1+. These agencies have maintained a “stable” outlook.

Note to investors
Novartis has scheduled a conference call with members of the financial community to discuss this announcement on Monday, January 4, at 14:00 Central European Time. A simultaneous live webcast, as well as additional information on this transaction including a copy of the Novartis letter to the Alcon Board of Directors, may be accessed by visiting the Novartis website at www.novartis.com.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by terminology such as “will strengthen,” “would have enhanced opportunities,” “would be established,” “complementary assets,” “synergies,” “estimated,” “expected,” “potential,” “accretive,” “dilutive,” “anticipate,” “propose,” “enable,” “preserve,” “strategic,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the Alcon acquisition and proposed merger, including express or implied discussions regarding potential future

2 Core earnings exclude acquisition-related costs such as the amortization of intangible assets and certain non-recurring exceptional items.

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sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the Alcon acquisition and proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Additional US-related information
Novartis expects to file a registration statement relating to the merger with the SEC. The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.

About Novartis
Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit www.novartis.com.

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